Exhibit 1

To the Holders of:
CorTS Trust II for Chrysler Debentures
Daimler Chrysler 7.875% Corporate-Backed Trust Securities (CorTS) Certificates
*CUSIP:      22081L208

U.S. Bank Trust National Association, as Trustee for the CorTS Trust II for Chrysler Debentures, hereby gives notice with respect to the Distribution Date of August 1, 2004 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, expressed as a dollar amount per $25 Certificate, is as set forth below:

             Principal            Interest             Total Distribution
             $   0.000000         $  0.984375          $ 0.984375

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.000000.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $75,000,000 aggregate principal amount of DaimlerChrysler Corporation, f/k/a Chrysler Corporation, 7.4% Debentures due August 1, 2097 (the "Term Assets") are held for the above trust.

5. At the close of business on the Distribution Date, 2,819,047 Certificates representing $70,476,175 aggregate Certificate Principal Balance were outstanding.

6. The current rating of the Term Assets is not provided in this report. Ratings can be obtained from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., by calling 212-438-2400 and from Moody's Investors Service, Inc. by calling 212-553-0377.

U.S. Bank Trust National Association, as Trustee


*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness. It is included solely for the convenience of the Holders.